Exhibit 99.19

GOLDMINING INC.

(THE "COMPANY")

INSIDER TRADING AND CORPORATE DISCLOSURE POLICY

(September 1, 2020)

I.	INTRODUCTION

1.	OBJECTIVE OF POLICY

1.1.	The objective of this Policy on Insider Trading and Corporate Disclosure (the "Policy") is to establish a framework of procedures which are designed to:

(a)

permit the disclosure of information about the Company to the public in a factual, accurate, timely and broadly disseminated manner, in accordance with all applicable legal and regulatory requirements; and to

(b)	ensure the proper protection of non-publicly disclosed Material Information and to prevent improper trading or the appearance of improper trading in the securities of the Company.

2.	APPLICABILITY

2.1.

This Policy applies to all employees, officers and directors of the Company or any subsidiary of the Company (collectively, the "GOLD Representatives), those authorized to speak on their behalf ,and consultants and contractors to the Company or any subsidiary of the Company who receive or have access to Material Non-Public Information (as defined in Section 3 hereof) regarding the Company ("Covered Persons"). This group of people is sometimes referred to in this Policy as "insiders". This Policy also applies to any person who receives Material Non-Public Information from any insider.

2.2.

This Policy applies to all transactions in the Company's securities, including shares, certain awards under the Company's long term performance incentive plan and any other incentive plan of the Company, and any other securities the Company may issue from time to time, such as additional classes of shares, convertible securities, as well as to derivative securities relating to the Company's shares, whether or not issued by the Company, such as exchange-traded warrants and options. This Policy also applies to engaging in a private agreement where the value of the agreement varies in relation to the price of the underlying security.

2.3.	The Corporate Disclosure portion of this Policy covers disclosures in:

(a)

continuous disclosure documents filed with securities regulators, including financial and non-financial documents, including annual information forms, information circulars, management's discussion and analysis and written statements made in the Company's annual and quarterly reports;

(b)	technical reports related to or with respect to the Company's material properties;

(c)	document issued in connection with an offering of the Company's securities;

(d)	news releases and material change reports;

(e)	letters and communication to shareholders;

(f)	presentations to investors; and

(g)	the Company's website and other electronic communications,

and extends to oral statements made in:

(h)	meetings;

(i)	telephone or personal conversations with analysts, investors and potential investors;

(j)	interviews and communication with the media;

(k)	speeches;

(l)	press conferences;

(m)	investor presentation; and

(n)	conference calls.

3.	TERMINOLOGY AND DEFINITIONS

3.1.

It is not possible to define all categories of material information. However, information should be regarded as material if there is a reasonable likelihood that it would be considered important to an investor in making an investment decision regarding the purchase or sale of the issuer's securities or if it would alter the total mix of information in the marketplace about the issuer ("Material Information"). Material Information is considered non-public if the information has not been broadly disseminated to the public for a period sufficient to be reflected in the price of the security ("Material Non-Public Information"). Material Information remains non-public until it has been "publicly disclosed", meaning that it is published in such a way as to provide broad, non-exclusionary distribution of the information to the public.

3.2.

While it may be difficult under this standard to determine whether particular information is material, there are various categories of information that are particularly sensitive and, as a general rule, should always be considered material. Examples of Material Information may include:

(a)	significant acquisitions or dispositions;

(b)	news of a pending or proposed merger or joint venture;

(c)

news of a major discovery, project sanction or other business operation, transaction or development that would reasonably be expected to significantly affect the market price or value of any of the Company's securities or that would reasonably be expected to have a significant influence on an investor's investment decisions;

(d)	material changes in the amount of mineral resources or mineral reserves at any of the Company's material mineral projects;

(e)	results of a mineral resource estimate, preliminary economic assessment, pre-feasibility study or feasibility study in respect of any of the Company's material mineral projects;

(f)	material new equity or debt offerings;

(g)	impending bankruptcy or financial liquidity problems;

(h)	significant litigation exposure due to actual or threatened litigation;

(i)	major changes in senior management;

(j)	changes in corporate structure; and

(k)	any proposed or pending event of the types described above in (a)-(j).

3.3.	Both positive and negative information may be material.

3.4.

In this Policy, "Spokespersons" means the Chairman, Chief Executive Officer and the Chief Financial Officer or such other persons as may be designated by the Chairman from time to time and a "Spokesperson" shall mean any one of them.

II.	INSIDER TRADING

4.	STATEMENT OF POLICY ON INSIDER TRADING

4.1.

Trading on Material Non-Public Information. No director, officer or employee of, or consultant or contractor to the Company or its subsidiaries shall directly or indirectly, engage in any transaction involving a purchase or sale of the Company's securities, including any offer to purchase or offer to sell, during any period commencing with the date that he or she possesses Material Non-Public Information concerning the Company, and ending at the close of business on the first trading day (or such shorter or longer period as may be communicated by the Chief Financial Officer) following the date of public disclosure of that information, or at such time as such non-public information is no longer material. As used herein, the term "trading day" shall mean a day on which the Toronto Stock Exchange is open for trading.

4.2.

Tipping. No director, officer or employee of, or consultant or contractor of the Company or its subsidiaries who knows of any Material Non-Public Information, shall disclose ("tip") Material Non-Public Information to any other person (including family members), nor shall such persons with knowledge of such Material Non-Public Information recommend or encourage another person to trade in the Company's securities.

4.3.

Confidentiality of Non-Public Information. Non-public information relating to the Company is the property of the Company and the unauthorized disclosure of such information is forbidden. The Company authorizes only certain employees and other personnel of the Company to make disclosures of Material Non-Public Information. Unless authorized to do so by the Company, any insider or other person in possession of Material Non-Public Information should refrain from discussing same with anyone not subject to this Policy.

5.	POTENTIAL CRIMINAL AND CIVIL LIABILITY AND/OR DISCIPLINARY ACTION

5.1.	Monitoring. Securities regulators and stock exchanges use sophisticated electronic surveillance techniques to uncover insider trading.

5.2.

Liability for Insider Trading. Insiders may be subject to significant financial penalties and imprisonment for engaging in transactions in the Company's securities at a time when they have knowledge of non-public information regarding the Company.

5.3.

Liability for Tipping. Insiders may also be liable for improper transactions by any person (commonly referred to as a "tippee") to whom they have disclosed non-public information regarding the Company or to whom they have made recommendations or expressed opinions on the basis of such information as to trading in the Company's securities. Securities regulators have imposed large penalties even when the disclosing person did not profit from the trading.

5.4.

Possible Disciplinary Actions. Company employees who violate this Policy shall also be subject to disciplinary action by the Company, which may include ineligibility for future participation in the Company's equity incentive plans or termination of employment.

6.	GUIDELINES

6.1.

Transaction Trading Ban. From time to time, the Company may also impose a trading ban or "blackout" period on directors, officers, selected employees and others who may be in possession of Material Non-Public Information in order to suspend trading because of special circumstances relating to the Company, including developments known to the Company and not yet disclosed to the public. In such event, such persons are advised not to engage in any transaction involving the purchase or sale of the Company's securities during such period and should not disclose to others the facts of such suspension of trading.

6.2.

Waiver. Notwithstanding the foregoing, the nominating and corporate governance committee of the Company may waive the prohibitions contained herein in exceptional circumstances, provided that the individual seeking the waiver does not possess any Material Non-Public Information concerning the Company and that making such an exception would not violate any applicable securities laws or stock exchange policies.

6.3.

Pre-Clearance of Trade. The Company has determined that all officers and directors of the Company and its subsidiaries should refrain from trading in the Company's securities, without first complying with the "pre-clearance" process. Each officer and director should contact the Chief Financial Officer prior to commencing any trade in the Company's securities. The Company may find it necessary, from time to time, to require compliance with their pre- clearance process from certain employees, consultants and contractors other than, and in addition to, officers and directors.

6.4.

Short Sales. Insiders of the Company are not permitted to sell "short" or sell a "call option" on any of the Company's securities or purchase a "put option" where they do not own the underlying securities.

6.5.

Individual Responsibility. Every officer, director, employee and other insider has the individual responsibility to comply with this Policy against insider trading. The guidelines set forth in this Policy are guidelines only, and appropriate judgement should be exercised in connection with any trade in the Company's securities. Furthermore, the guidelines set forth in this Policy in no way reduce the obligations imposed by law on the insider. Compliance with insider trading and disclosure requirements under applicable law remains the personal responsibility of each insider.

An insider may, from time to time, have to forego a proposed transaction in the Company's securities even if he or she plans to make the transaction before learning of the Material Non-Public Information and even though the insider believes he or she may suffer an economic loss or forego anticipated profit by waiting.

7.	APPLICABILITY OF POLICY TO INSIDER INFORMATION REGARDING OTHER COMPANIES

7.1.

This Policy and the guidelines described herein also apply to Material Non-Public Information relating to other companies ("Partners") when that information is obtained in the course of employment with, or other services performed on behalf of, the Company. Civil and criminal penalties, and termination of employment, may result from trading on inside information regarding Partners of the Company. All employees should treat Material Non-Public Information about Partners of the Company with the same care required with respect to information related directly to the Company.

8.	CERTAIN EXEMPTIONS

8.1.

For the purposes of this Policy, the Company considers that the exercise of stock options for cash or the purchase of shares under any employee stock purchase plan of the Company (but not the sale of any such shares) is exempt from this Policy, since the other party to the transaction is the Company itself and the price does not vary with the market but is fixed by the terms of the option agreement or the plan.

III.	CORPORATE DISCLOSURE

9.	DISCLOSURE RESPONSIBILITY

9.1.

With respect to the obligation of corporate disclosure, each GOLD Representative, in performing his or her duties, shall act in good faith, responsibly, with due care, competence and diligence, without misrepresenting material facts or allowing one's independent judgment to be subordinated, in order to ensure that, to the best of his or her knowledge, the Company's books, records, accounts and financial statements are maintained accurately and in reasonable detail, appropriately reflect the Company's transactions, are honestly and accurately reflected in its publicly-available reports and communications, and conform to applicable legal requirements and the Company's system of internal controls.

9.2.

GOLD Representatives must cooperate fully with those responsible for preparing reports filed with the securities regulatory authorities and all other materials that are made available to the investing public to ensure those persons are aware in a timely manner of all information that is required to be disclosed. GOLD Representatives should also cooperate fully with the independent auditors in their audits and in assisting in the preparation of financial disclosure.

9.3.

Senior officers of the Company and its subsidiaries must comply with the Company's procedures on timely disclosure of material information and provide full, fair, accurate, understandable and timely disclosure in reports and documents filed with, or submitted to, securities regulatory authorities and other materials that are made available to the investing public.

10.	PRINCIPLES OF DISCLOSURE OF MATERIAL INFORMATION

10.1.

The Company is required by applicable securities laws and timely disclosure policies of the Toronto Stock Exchange, or such other stock exchange(s) on which it is listed (the "TSX") to immediately disclose all Material Information relating to the Company. In complying with such requirements, the Company will adhere to the following basic disclosure policies and principles:

(a)	Material Information will be publicly disclosed immediately by way of a news release;

(b)

in certain circumstances, disclosure of Material Information may be delayed due to corporate confidentiality or where such disclosure would be unduly detrimental to the Company, in which case the Material Information will be kept confidential until the Spokesperson(s) determine it is appropriate to publicly disclose;

(c)

disclosure must be full, fair and accurate. Accordingly, disclosure must include any information that, if omitted, would make the rest of the disclosure misleading, and unfavourable Material Information will be disclosed as promptly and completely as favourable information;

(d)

there will not be selective disclosure. Disclosure will not be made to individuals, investors or any prospective investor on a selective basis, and all Material Information disclosed to one or more individuals will also be disclosed to the investing public;

(e)	if previously undisclosed Material Information is inadvertently disclosed, this information will be broadly disclosed immediately via news release;

(f)

disclosure will be corrected immediately if the Company subsequently learns that earlier disclosure contained a material error at the time it was given, or if, as a result of subsequent events, such earlier disclosure has become misleading; and

(g)	if Material Information is to be announced at an analyst or shareholder meeting, or a press conference, its announcement must be coordinated with a general public announcement by a news release.

11.	FORM OF DISCLOSURE AND NEWS RELEASES

11.1.

Disclosure will be made by way of a news release through a news service that is acceptable to the TSX and approved by a Spokesperson. The news release should include the name and contact information of at least one of the Spokespersons. All news releases will be posted on the Company's website promptly after release over the newswire and will be filed with securities regulators via SEDAR, as required by applicable securities laws and stock exchange rules.

11.2.

Prior to release and dissemination, news releases and other disclosure documents will be circulated to the Spokespersons for review, comment and approval in accordance with this Policy and other regulatory requirements and policies. The Spokespersons shall also be responsible for ensuring that such disclosure documents are accurate and complete in all respects prior to their release or filing. News releases should generally be released after market close, or prior to market opening, if possible, other than with respect to material changes requiring immediate disclosure.

11.3.

When the TSX is open for trading, the Company must notify and pre-file news releases with the Investment Industry Regulatory Organization of Canada ("IIROC") and obtain IIROC's sign-off before disseminating the news release so as to allow IIROC to determine whether a trading halt is necessary. Where a news release with Material Information is issued outside of trading hours, IIROC should be notified of same and provided with a copy of the news release before trading opens on the next trading day.

12.	MATERIAL CHANGE REPORTS

12.1.

For material changes, pursuant to securities laws in Canada, the Company must arrange for the filing of the news release via SEDAR and prepare and file a material change report with the applicable regulators on SEDAR as soon as practicable, and in any event, within ten days of the date on which the material change occurred. If the Spokesperson(s) has determined that the filing of a material change report with respect to a material change would be unduly detrimental to the Company, then the Company will file the material change report on a "confidential" basis with the appropriate securities regulators. When the Company files a confidential material change report, it must advise the securities regulators in writing if it believes that the confidential material change report should continue to remain confidential, within ten days of the filing of the initial report and every ten-day thereafter until either (a) the material change report is publicly disclosed; or (b) the decision to implement the material change has been rejected by the Company's board of directors.

13.	CONTENT OF DISCLOSURE

13.1.

Announcements of all Material Information must be factual and balanced. Unfavourable news must be disclosed as promptly and completely as favourable news. The news release should contain enough detail to enable investors to understand the substance and importance of the information disclosed. Disclosure must not be misleading, whether by omission of relevant information or otherwise, or exaggerated

14.	EXTERNAL CHANGES

14.1.

The Company is generally not required to interpret the impact of external political, economic and social developments on its business. However, if such external development is expected to have, or has had a direct effect on the business of the Company that is both material and atypical of the effect generally experienced by its peers, then the Company should explain the particular impact of such external development.

15.	FINANCIAL DISCLOSURE

15.1.

All financial disclosure, including annual and interim financial statements and management’s discussion and analysis must be reviewed by the Audit Committee and approved by the Company's board of directors prior to public release.

16.	DESIGNATED SPOKESPERSONS

16.1.

A Spokesperson may speak on behalf of the Company as support, or to respond to specific inquiries from regulators or governmental authorities. Persons who are not Spokespersons must not respond to inquiries from the investment community, the media or other persons unless specifically requested to do so by a Spokesperson. All such inquiries made to non-Spokespersons shall be referred to a Spokesperson.

16.2.

When meeting with or speaking to the media, shareholders, analysts, investors and others who make or influence investment decisions, a Spokesperson must not disclose previously undisclosed Material Non-Public Information, and shall abide by the requirements of this Policy.

17.	RUMOURS

17.1.

The Company shall not comment on rumours, subject to any requirement by the TSX or securities regulatory authority to make clarifying statements regarding a market rumour that is causing significant volatility in the Company’s stock. If Material Information has been leaked, the Company will consider issuing a news release disclosing the relevant Material Information. This includes contacting IIROC and coordinating a trading halt pending the issuance of a news release.

17.2.

If any GOLD Representative becomes aware of a rumour concerning the Company that may have a material impact on the price or trading of the Company’s stock, he or she should immediately contact the Chairman, Chief Executive Officer or Chief Financial Officer of the Company.

18.	CONTACTS WITH ANALYSTS, INVESTORS AND THE MEDIA & INDUSTRY CONFERENCES

18.1.

The Company recognizes that discussions with analysts and significant investors are an important part of the Company's investor relations program. GOLD Representatives and Spokespersons may meet with analysts and investors individually or in small groups from time to time and will be expected to respond to analyst and investor calls in a timely, consistent and accurate manner in accordance with this Policy. GOLD Representatives and Spokespersons will only provide non-material information at such meetings and discussions, in addition to other publicly disclosed Material Information, and shall not alter the materiality of information by breaking down the information into smaller, non-material components.

18.2.

Disclosure in individual or group meetings does not constitute adequate disclosure of Material Information. If the Company intends to announce Material Information at an analyst or shareholder meeting, a press conference or a conference call, the announcement must be preceded by a news release disclosing same.

18.3.	This Policy applies to any form of communication, such as a speech, roundtable discussion or informal conversation by any GOLD Representative made at any industry conference or any similar event.

19.	REVIEWING ANALYST REPORTS AND FINANCIAL MODELS

19.1.

Upon request, the Company may review analysts' draft reports or financial models for the purpose of identifying errors in fact based on publicly disclosed information. GOLD Representatives and the Company will not confirm, or attempt to influence, an analyst's opinions or conclusions, and will not express comfort with the analyst's model and earnings estimates. To avoid the appearance of endorsement of an analyst report or model, the Company will provide its comments orally or will attach a disclaimer to written comments to indicate the report was reviewed only for factual accuracy.

19.2.

The Company should not provide analyst reports or models to persons outside of the Company, as distributing or referring to such reports or models may be viewed as an endorsement by the Company. The Company may, however, distribute analyst reports to employees of the Company. Analyst reports may also be provided to the Company's financial and professional advisors in the necessary course of business.

20.	FORWARD-LOOKING INFORMATION

20.1.	Any public disclosure made by the Company which includes forward-looking information shall be accompanied by appropriate statements of risks and cautionary language.

21.	RESPONSIBILITY FOR ELECTRONIC COMMUNICATIONS

21.1.

This Policy applies to electronic communications, including the Company's website. Spokespersons who are responsible for written and oral public disclosures are also responsible for electronic communication.

21.2.	All information disclosed by the Company electronically shall also comply with all relevant securities laws and the "Electronic Communications Disclosure Guidelines" established by the TSX.

22.	INVESTOR RELATIONS PROGRAMS

22.1.

In the event that the Company engages an individual or company to create and disseminate investor relations material, any such materials shall include a statement disclosing such engagement by the Company and, if applicable, disclose that such communication is paid.

IV.	MISCELLANEOUS

23.	INQUIRIES

23.1.	Please direct your questions as to any of the matters discussed in this Policy to the Chief Financial Officer.

24.	REVIEW OF CODE

24.1.	On an annual basis, this Insider Trading and Corporate Disclosure Policy will be reviewed by the nominating and corporate governance committee of the Board and amendments will be made as required.

24.2.	No waivers of any provision of this Code may be made except by the Board.